UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 26, 2024

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In the Matter of

Healthy Green Group Holding Limited
Flat 2-3, 4/F
Join-In Hang Sing Centre
2-16 Kwai Fung Crescent
Kwai Chung, New Territories
Hong Kong

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-269833

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Healthy Green Group Holding Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Healthy Green Group Holding Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 26, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne Parker
Office Chief